SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 20 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 20 May 2002

10:45 02 May REG-Scottish Power PLC <SPW.L> Director Shareholding

RNS Number:4253V
Scottish Power PLC
2 May 2002

Scottish Power plc

Executive Share Option Plan 2001 and Long Term Incentive Plan

Scottish Power plc ("the Company") announces that on 2 May 2002 options to acquire ordinary shares in the Company ("Shares") were granted under the Scottish Power Executive Share Option Plan 2001 at an option price of 406p per Share to the following Executive Directors of the Company. Subject to the satisfaction of a corporate performance target, based on earnings per share growth, these options will generally be exercisable between the third and tenth anniversaries of the date of grant.

Name of Director	Number of Shares Under Option
Ian Russell	270,935
Charles Berry	147,783
David Nish	172,413

The Company also announces that on 2 May 2002 awards to acquire Shares were granted under the Long Term Incentive Plan to the following Executive Directors of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company's underlying financial performance and customer service standards, are met. The number of Shares actually transferred is dependent upon the Company's relative position, measured by total shareholder return performance, against a group of investor-owned energy companies.

Name of Director	Number of Shares Under Award
Ian Russell	101,600
Charles Berry	55,418
David Nish	64,655

Enquiries:

Colin McSeveny, Group Media Relations Manager 0141 636 4515

Alan McCulloch, Assistant Company Secretary 0141 566 4683

END

RDSEAFSAELDAEFE

Thursday, 2 May 2002 10:45:29
ENDS [nRNSB4253V]